Exhibit 99.9

Certificate of qualified person – John Fox

I, John R.W. Fox, do hereby declare that:

1)
I currently reside in Vancouver, British Columbia, Canada, and am currently a consulting metallurgical engineer with Laurion Consulting Inc with offices at 302-304 West Cordova St. Vancouver, B.0 , V6B 1E8

2)	I hold a Bachelors of Science in Applied Mineral Sciences and Extractive Metallurgy from the University of Leed, UK.

3)	I am a member in good standing in the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC), member #12578.

4)	I am an author and Qualified Person (within the meaning of National Instrument 43-101) responsible for part of the preparation of the Technical Report entitled:
“SANTA ELENA EXPANSION PRE-FEASIBILITY STUDY AND OPEN PIT RESERVE UPDATE”
SONORA, MEXICO
NI 43-101 TECHNICAL REPORT
PREPARED FOR SILVERCREST MINES INC.
July 25, 2013
Effective Date: April 30, 2013
5)	I am responsible for sections 13 except 13.2, 17, 1.5, 18.3, 21.1.5 & 21.2.3.

6)	As a Qualified Person for this report, I have read the National Instrument 43-101 and Companion Policy and confirm that this report has been prepared in compliance to National Instrument 43101.

7)	I have visited the Santa Elena property in June 2013 for one day.

8)
I have been involved in numerous gold and silver properties including, Escalante Silver (Utah USA) Patchway, Brompton & Renco Gold (Zimbabwe) Snip & Bronson Creek (B.C) Ketza River (Yukon) Kremnica (Czeck Republic) Congress (Arizona, USA) La Colorado (Mexico) Equis (Colombia) La Victoria(Venezuela) Pangkut and Way Linggo (Indonesia) and many more.

9)
I am independent of SilverCrest Mines as independence is described in Section 1.5 of the National Instrument 43-101. In addition I am currently not a shareholder of SilverCrest nor am I directly entitled to financially benefit from its success.

10)	Prior to this report, I have had no prior involvement on this property.

11)
To the best of my knowledge, information and belief, as of the Effective Date of the report, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not mis-leading.